FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2011

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 1 September 2011.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 September 2011.

3.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 2 September 2011.

4.	Press release entitled, “AstraZeneca Announces Top-Line Results from SATURN Study”, dated 2 September 2011.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 5 September 2011.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 September 2011.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 September 2011.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 8 September 2011.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 9 September 2011.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 12 September 2011.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 September 2011.

12.	Press release entitled, “Block Listing Application”, dated 13 September 2011.

13.	Press release entitled, “Block Listing Six Monthly Return”, dated 13 September 2011.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 September 2011.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 15 September 2011.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 September 2011.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 19 September 2011.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 20 September 2011.

19.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 21 September 2011.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 22 September 2011.

21.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 September 2011.

22.
Press release entitled, “KOMBOGLYZE (saxagliptin and metformin HCI immediate-release) receives positive CHMP opinion in the European Union for the treatment of Type 2 Diabetes”, dated 23 September 2011.

23.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 26 September 2011.

24.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 27 September 2011.

25.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 28 September 2011.

26.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 29 September 2011.

27.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 30 September 2011.

28.	Press release entitled, “AstraZeneca enters into a Settlement Agreement with Handa Pharmaceuticals regarding US SEROQUEL XR Patent Litigation”, dated 30 September 2011.

29.	Press release entitled, “AstraZeneca PLC Irrevocable, Non-Discretionary Share Repurchase Programme”, dated 30 September 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 7 October 2011	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 31 August 2011, it purchased for cancellation 651,572 ordinary shares of AstraZeneca PLC at a price of 2904 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,344,580,924.

A C N Kemp
Company Secretary
1 September 2011

Item 2

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 August 2011 the issued share capital of AstraZeneca PLC with voting rights is 1,344,585,235 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,344,585,235.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

1 September 2011

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 September 2011, it purchased for cancellation 683,097 ordinary shares of AstraZeneca PLC at a price of 2909 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,343,902,138.

A C N Kemp
Company Secretary
2 September 2011

Item 4

ASTRAZENECA ANNOUNCES TOP-LINE RESULTS FROM SATURN STUDY

AstraZeneca today announced top-line results from SATURN (Study of Coronary Atheroma by InTravascular Ultrasound: Effect of Rosuvastatin Versus AtorvastatiN).  SATURN was designed to measure the impact of CRESTOR (rosuvastatin) 40 mg and atorvastatin 80 mg on the progression of atherosclerosis in high risk patients.

The results for the primary efficacy measure, which was change from baseline in percent atheroma volume (PAV) in a ≥40 mm segment of the targeted coronary artery as assessed by intravascular ultrasound (IVUS), demonstrated a numerically greater reduction in favour of CRESTOR versus atorvastatin but did not reach statistical significance.

For the secondary IVUS measure, which was change from baseline in total atheroma volume (TAV) within the targeted coronary artery, CRESTOR demonstrated a statistically significant reduction compared with atorvastatin.

Tolerability and efficacy of CRESTOR seen in SATURN were in line with previous studies and approved product labelling.

Further data and analyses will be presented by the study’s academic investigators at the American Heart Association Scientific Sessions (AHA) on Tuesday, 15 November.

About SATURN
SATURN is a 104-week, randomized, double-blind, parallel group, multi-center Phase IIIb study of approximately 1,300 patients, investigating the effects of treatment with rosuvastatin 40 mg and atorvastatin 80 mg on atherosclerotic disease burden as measured by IVUS in patients with coronary artery disease.

About PAV and TAV
Percent atheroma volume (PAV) and total atheroma volume (TAV) can be estimated as part of an intravascular ultrasound examination of a coronary artery. PAV and TAV are two different derivatives of the same measurements taken with a tiny ultrasound probe that is inserted inside the coronary artery.  In effect, they take the same ultrasound data, but look at the volume of plaques, or fatty deposits, in different ways to represent what is happening in the patient’s artery.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

Media Enquiries UK
Esra Erkal-Paler	+44 207 604 8030 (24 hours
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122	mob: +44 7775 704032
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950
Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

2 September 2011
- ENDS -

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 September 2011, it purchased for cancellation 1,050,000 ordinary shares of AstraZeneca PLC at a price of 2814 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,342,865,976.

A C N Kemp
Company Secretary
5 September 2011

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 September 2011, it purchased for cancellation 631,000 ordinary shares of AstraZeneca PLC at a price of 2762 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,342,239,285.

A C N Kemp
Company Secretary
6 September 2011

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 September 2011, it purchased for cancellation 791,000 ordinary shares of AstraZeneca PLC at a price of 2762 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,341,448,688.

A C N Kemp
Company Secretary
7 September 2011

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 September 2011, it purchased for cancellation 581,000 ordinary shares of AstraZeneca PLC at a price of 2838 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,340,870,815.

A C N Kemp
Company Secretary
8 September 2011

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 September 2011, it purchased for cancellation 573,000 ordinary shares of AstraZeneca PLC at a price of 2845 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,340,299,839.

A C N Kemp
Company Secretary
9 September 2011

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 September 2011, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2821 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,339,500,547.

A C N Kemp
Company Secretary
12 September 2011

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 12 September 2011, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2733 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,338,751,915.

A C N Kemp
Company Secretary
13 September 2011

Item 12

BLOCK LISTING APPLICATION

A block listing application has been made by AstraZeneca PLC (“the Company”) for 64,466,157 Ordinary Shares of $0.25 each in the Company, which were issued between 13 March 2002 and 24 August 2011, to be admitted to the Official List of the UK Listing Authority and officially admitted to trading on the London Stock Exchange.

The shares were issued pursuant to certain of the Company’s employee share plans and form part of the current issued share capital of the Company.  They were issued fully paid and rank pari passu in all respects with the existing ordinary shares of the Company.  The listing application corrects an error dating back to 2002, through which block listing applications were not submitted on all employee share plan issuances.   The Company has previously disclosed details of all shares issued under Company employee share plans in its Notice of AGM and/or Annual Report each year.

The number of shares currently in issue is 1,338,751,915.

Official admission for the shares covered by the listing application is expected to become effective on 14 September 2011.

A C N Kemp
Company Secretary
13 September 2011

Item 13

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 13 September 2011

Name of applicant:	ASTRAZENECA PLC
Name of scheme:	1993 SENIOR STAFF SHARE OPTION SCHEME
Period of return:	From:	1 JULY 2000	To:	31 AUGUST 2011
Balance of unallotted securities under scheme(s) from previous return:	106,076
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	106,076
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	0

Name of contact:	MARTIN BENNETT
Telephone number of contact:	0207 604 8157

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 13 September 2011

Name of applicant:		ASTRAZENECA PLC
Name of scheme:		1994 EXECUTIVE SHARE OPTION SCHEME
Period of return:	From:	1 JULY 2000	To:	31 AUGUST 2011
Balance of unallotted securities under scheme(s) from previous return:		1,839,796
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,839,796
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		0

Name of contact:	MARTIN BENNETT
Telephone number of contact:	0207 604 8157

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 13 September 2011

Name of applicant:		ASTRAZENECA PLC
Name of scheme:		1994 SAVINGS RELATED SHARE OPTION SCHEME
Period of return:	From:	1 JULY 2000	To:	31 AUGUST 2011
Balance of unallotted securities under scheme(s) from previous return:		2,694,765
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		2,694,765
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		0

Name of contact:	MARTIN BENNETT
Telephone number of contact:	0207 604 8157

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 13 September 2011, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2743 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,338,152,541.

A C N Kemp
Company Secretary
14 September 2011

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 14 September 2011, it purchased for cancellation 456,000 ordinary shares of AstraZeneca PLC at a price of 2775 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,337,697,110.

A C N Kemp
Company Secretary
15 September 2011

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 15 September 2011, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2805 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,337,097,110.

A C N Kemp
Company Secretary
16 September 2011

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 16 September 2011, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2826 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,336,347,845.

A C N Kemp
Company Secretary
19 September 2011

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 19 September 2011, it purchased for cancellation 850,000 ordinary shares of AstraZeneca PLC at a price of 2804 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,335,501,502.

A C N Kemp
Company Secretary
20 September 2011

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 20 September 2011, it purchased for cancellation 460,000 ordinary shares of AstraZeneca PLC at a price of 2841 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,335,041,735.

A C N Kemp
Company Secretary
21 September 2011

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 21 September 2011, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2853 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,334,295,927.

A C N Kemp
Company Secretary
22 September 2011

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 22 September 2011, it purchased for cancellation 775,259 ordinary shares of AstraZeneca PLC at a price of 2781 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,333,520,668.

A C N Kemp
Company Secretary
23 September 2011

Item 22

KOMBOGLYZE (SAXAGLIPTIN AND METFORMIN HCl IMMEDIATE-RELEASE) RECEIVES POSITIVE CHMP OPINION IN THE EUROPEAN UNION FOR THE TREATMENT OF TYPE 2 DIABETES

AstraZeneca and Bristol-Myers Squibb Company today announced that the Marketing Authorisation Application for KOMBOGLYZE (saxagliptin and metformin HCl immediate-release fixed dose combination) received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP), as an adjunct to diet and exercise,  for the treatment of type 2 diabetes in adults who are not adequately controlled on metformin or those already being treated with the combination of saxagliptin and metformin as separate tablets.

The positive opinion was reached after the CHMP reviewed data from a Phase 3 clinical programme that involved 4,326 patients with type 2 diabetes, including 2,158 individuals receiving saxagliptin plus metformin.

KOMBOGLYZE combines saxagliptin (also known as ONGLYZA), a DPP-4 inhibitor, and metformin immediate-release (metformin IR), a biguanide, in one tablet for the treatment of type 2 diabetes.

The CHMP’s positive opinion on KOMBOGLYZE will now be reviewed by the European Commission, which has the authority to approve medicines for the European Union.

About Type 2 Diabetes
In 2010, diabetes was estimated to affect nearly 56 million people aged 20-79 in Europe, and the prevalence of diabetes in Europe is projected to reach nearly 67 million by 2030. Type 2 diabetes accounts for approximately 90 to 95% of all cases of diagnosed diabetes in adults. Type 2 diabetes is a chronic, progressive disease characterized by insulin resistance and/or dysfunction of beta cells in the pancreas, which decreases insulin sensitivity and secretion, leading to elevated blood glucose levels. Over time, this sustained hyperglycaemia contributes to worsening insulin resistance and further beta cell dysfunction. Significant unmet needs exist as nearly half of treated patients remain uncontrolled on their current glucose-lowering regimen.

Bristol-Myers Squibb and AstraZeneca Collaboration
Bristol-Myers Squibb and AstraZeneca entered into a collaboration in January 2007 to enable the companies to research, develop and commercialise select investigational drugs for type 2 diabetes. The Bristol-Myers Squibb/AstraZeneca Diabetes collaboration is dedicated to global patient care, improving patient outcomes and creating a new vision for the treatment of type 2 diabetes.

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

Media Enquiries UK
Esra Erkal-Paler	+44 207 604 8030 (24 hours)
Isabelle Jouin Abigail Baron	+44 20 7604 8031 (24 hours) +44 20 7604 8034 (24 hours)
Investor Enquiries UK
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950
Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

23 September 2011

- ENDS -

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 23 September 2011, it purchased for cancellation 620,000 ordinary shares of AstraZeneca PLC at a price of 2755 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,332,900,668.

A C N Kemp
Company Secretary
26 September 2011

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 26 September 2011, it purchased for cancellation 460,000 ordinary shares of AstraZeneca PLC at a price of 2772 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,332,445,175.

A C N Kemp
Company Secretary
27 September 2011

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 27 September 2011, it purchased for cancellation 401,000 ordinary shares of AstraZeneca PLC at a price of 2853 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,332,053,769.

A C N Kemp
Company Secretary
28 September 2011

Item 26

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 28 September 2011, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2883 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,331,259,758.

A C N Kemp
Company Secretary
29 September 2011

Item 27

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 29 September 2011, it purchased for cancellation 775,000 ordinary shares of AstraZeneca PLC at a price of 2871 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,330,511,583.

A C N Kemp
Company Secretary
30 September 2011

Item 28

ASTRAZENECA ENTERS INTO A SETTLEMENT AGREEMENT WITH HANDA PHARMACEUTICALS REGARDING US SEROQUEL XR PATENT LITIGATION

AstraZeneca today announced it has entered into a settlement agreement in its US SEROQUEL XR patent infringement litigation against Handa Pharmaceuticals, LLC ("Handa") regarding Handa’s proposed generic version of AstraZeneca’s SEROQUEL XR (quetiapine fumarate) extended-release tablets.

The agreement settles the patent infringement litigation filed by AstraZeneca following Handa’s submission to the US Food and Drug Administration of an Abbreviated New Drug Application (ANDA) for a generic version of SEROQUEL XR. Under the settlement agreement, Handa does not dispute that both patents asserted by AstraZeneca in the US patent litigation are valid and enforceable.

As part of the agreement, AstraZeneca has granted Handa a licence to enter the US market with generic SEROQUEL XR on 1 November 2016 or earlier upon certain circumstances. SEROQUEL XR is protected by patents and other exclusivity rights that range from March 2012 to November 2017.

AstraZeneca and Handa will file a proposed Consent Judgment with the US District Court for the District of New Jersey requesting the Court dismiss the pending legal action between AstraZeneca and Handa. The remaining SEROQUEL XR patent infringement litigations remain on-going.

“We believe this agreement reaffirms our intellectual property rights and is the right business decision for AstraZeneca at this time. SEROQUEL XR remains an important part of our company’s portfolio benefiting patients and physicians throughout the world,” said David Brennan, CEO of AstraZeneca.

This settlement will have no impact on the Company’s full year 2011 financial guidance.  As is customary, the Company will review its financial guidance in conjunction with its Third quarter and Nine Months 2011 Financial Results announcement on 27 October.

– ENDS –

NOTES TO EDITORS
On 13 December, 2010 Handa announced that its ANDA, seeking approval for generic copies of SEROQUEL XR, had received tentative approval from the US FDA. Handa further announced that they believed they are the first applicant to file for 50, 150, 200 and 300mg tablets and, that they will be entitled to 180 days of marketing exclusivity for these tablet strengths upon receipt of final regulatory approval.

About SEROQUEL XR
SEROQUEL XR, a once-daily, extended-release tablet formulation of quetiapine fumarate, is approved in the US  in adults for (1) add-on treatment to an antidepressant for patients with major depressive disorder (MDD) who did not have an adequate response to antidepressant therapy; (2) acute depressive episodes in bipolar disorder; (3) acute manic or mixed episodes in bipolar disorder alone or with lithium or divalproex; (4) long-term treatment of bipolar disorder with lithium or divalproex; and (5) schizophrenia.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

Media Enquiries UK
Esra Erkal-Paler	+44 207 604 8030 (24 hours)
Isabelle Jouin Abigail Baron	+44 20 7604 8031 (24 hours) +44 20 7604 8034 (24 hours)
Investor Enquiries UK
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950
Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

30 September 2011

- ENDS -

Item 29

ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE REPURCHASE PROGRAMME

AstraZeneca PLC today announced that it will commence an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares on its own behalf during the period which commences on 3 October 2011 and ends on 16 December 2011, therefore running through its close period which commences on 1 October 2011 ending 27 October 2011. Any purchases will be made within certain pre-set parameters and in accordance with both AstraZeneca PLC's general authority to repurchase shares and the Listing Rules.

A C N Kemp
Company Secretary
30 September 2011